05012448

RWE

**File No. 82-4018**
4 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
- USA -

SUPPL

RECEIVED
NOV 08 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
185

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Döss)
or 0049 201 12 15152 (Riedel).

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

R W E
Aktiengesellschaft

ppa. - Döss -

ppa. - Riedel -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

RWE

File No. 82-4018
4 November 2005

Notice published by RWE AG, Essen, in accordance with
Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -



Strategic business decision

**RWE AG intends to dispose its UK and US Water Business**

Essen, 4 November 2005

RWE AG intends to sell the water business of RWE Thames Water plc in the UK as well as that of American Water Works Company, Inc., in North America during 2007.

RWE AG will initiate the sales process by evaluating various divestment alternatives for its North American water business, American Water Works Company, Inc. Options include an initial public offering as well as a sale to a group of long term financial investors.

Once the sale of American Water Works Company, Inc., is well underway, RWE AG plans to begin the divestment process for its UK water business, RWE Thames Water plc. Both transactions will be subject to the approval of the RWE AG Supervisory Board as well as regulatory approvals.

RWE

**File No. 82-4018**
4 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
- USA -

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain**
**Exemption Under Rule 12g3-2(b) Under the**
**Securities Exchange Act of 1934**

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Döss)
or 0049 201 12 15152 (Riedel).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

R W E
Aktiengesellschaft

ppa. - Döss -     ppa. - Riedel -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

RWE

File No. 82-4018
4 November 2005

Notice published by RWE AG, Essen, in accordance with
Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Strategic business decision

**RWE AG intends to dispose its UK and US Water Business**

Essen, 4 November 2005

RWE AG intends to sell the water business of RWE Thames Water plc in the UK as well as that of American Water Works Company, Inc., in North America during 2007.

RWE AG will initiate the sales process by evaluating various divestment alternatives for its North American water business, American Water Works Company, Inc. Options include an initial public offering as well as a sale to a group of long term financial investors.

Once the sale of American Water Works Company, Inc., is well underway, RWE AG plans to begin the divestment process for its UK water business, RWE Thames Water plc. Both transactions will be subject to the approval of the RWE AG Supervisory Board as well as regulatory approvals.